FLAMEL TECHNOLOGIES

Societe Anonyme au capital de 4 636 011 euros

Siege social :

Parc Club du Moulin A Vent

33, avenue du Docteur Georges Levy

69200 VENISSIEUX

R.C.S. LYON 379.001.530

 ERRATUM

Notice of Combined Shareholders’ meeting

Avis de convocation – Assemblee Generale Mixte
2014

We draw your attention to the fact that the notice to the Combined Shareholders’ Meeting to be held on June 24, 2014 sent by mail contains incorrect information. The corrected version is shown below.

Please note that the PDF version of the notice on our corporate website is already corrected.

Item for correction: p 23 – Section 7.5 - Renewal of statutory auditor and p 40 – Ninth Resolution.

We propose to renew Mr. Etienne Boris as deputy statutory auditors, instead of Nicolas Brunetaud.

Item for correction: p 48 – Fourteenth Resolution and p 50 – Fifteenth Resolution.

The maximum nominal amount of capital increase resulting of issue of 300,000 ordinary shares with a nominal value of EUR 0.12196 is EUR 36,588.00 (instead of EUR 38,880.00).

Nous attirons votre attention sur le fait que l’avis de convocation à l’Assemblée Générale Mixte du 24 juin 2014 envoyé par courrier contient des informations incorrectes. Une version corrigée est donnée ci-dessous.

Merci de noter que la version PDF disponible sur le site internet de la Société est déjà corrigée.

Section incorrecte: p 20 – Section 7.5 – Renouvellement du commissaire aux comptes suppléant.

Nous vous proposons de renouveler le mandat de M. Etienne Boris en qualité de commissaire aux comptes suppléant et non pas M. Nicolas Brunetaud.

Section incorrecte: p 46 – Quatorzième Résolution et p 48 – Quinzième Résolution.

Le montant nominal maximum de l’augmentation de capital qui résulterait de l’émission de 300 000 actions ordinaires d’une valeur nominale de 0,12196€ est de 36 588 € (et non pas 38 880€).

Flamel Technologies ½ Flamel.com